SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K


         (Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

      For fiscal year ended December 31, 2000
                            -----------------

                                       OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

      For the transition period from            to
                                     ----------    ---------

Commission file number 1-6262
                       ------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  ATLANTIC RICHFIELD CAPITAL ACCUMULATION PLAN

                             200 East Randolph Drive
                             Chicago, Illinois 60601

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                    BP p.l.c.
                                 Britannic House
                                1 Finsbury Circus
                             London EC2M 7BA England

                                    SIGNATURE
                                    ---------



The Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.









                                    Atlantic Richfield Capital Accumulation Plan

                                    By Plan Administrator



Date:   June 27, 2001               /s/ Donald E. Packham
        -------------               -------------------------
                                    Donald E. Packham
                                    Senior Vice President of Human Resources
                                    BP Corporation North America Inc.

                         Report of Independent Auditors



To the Investment Committee of BP Corporation North America Inc.


We have audited the accompanying statements of assets available for benefits of the Atlantic Richfield Capital Accumulation Plan as of December 31, 2000 and 1999, and the related statement of changes in assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.


                                                              ERNST & YOUNG LLP


Chicago, Illinois
June 25, 2001

                                                               E.I.N. 36-1812780
                                                                        Plan 059



                  ATLANTIC RICHFIELD CAPITAL ACCUMULATION PLAN

                                   ----------

                   STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

                             (thousands of dollars)

                                                         December 31,
                                                         -----------
                                                    2000               1999
                                                 ---------           ---------
Investment in BP Amoco Master Trust for
  Employee Savings Plan                          $1,540,960          $        -
Investments, at fair value                                -           1,815,568
Other assets                                              -                 494
                                                 ----------          ----------

Assets available for benefits                    $1,540,960          $1,816,062
                                                 ==========          ==========











        The accompanying notes are an integral part of these statements.

                                                               E.I.N. 36-1812780
                                                                        Plan 059

                  ATLANTIC RICHFIELD CAPITAL ACCUMULATION PLAN

                                   ----------

              STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2000

                             (thousands of dollars)

Additions of assets attributed to:
  Net investment loss in BP Amoco Master Trust
      for Employee Savings Plan for the period
      from July 21, 2000 to December 31, 2000                       $  (153,747)
  Net appreciation (depreciation) in fair value
      of investments:
        BP Amoco p.l.c. ADSs                                             79,844
        ARCO common stock                                               (78,283)
        Vastar common stock                                                 626
        Registered investment companies                                  13,143
        Other common stocks                                               4,094
  Dividends and interest                                                 16,881
  Participant contributions                                              43,554
  Rollover contributions                                                 86,867
  Employer contributions                                                 28,231
  Transfer of assets from other BP sponsored plans                        2,125
                                                                     -----------

       Total Additions                                                   43,335
                                                                     -----------

Deductions of assets attributed to:
  Administrative expenses                                                   (19)
  Distributions to participants                                        (306,793)
  Transfer of assets to the Thrift Plan of
    Phillips Petroleum Company                                          (11,625)
                                                                    -----------

     Total Deductions                                                  (318,437)
                                                                    -----------

Net decrease in assets during the year                                 (275,102)

Assets available for benefits:
 Beginning of year                                                    1,816,062
                                                                    -----------

 End of year                                                        $ 1,540,960
                                                                    ===========

The accompanying notes are an integral part of these statements.

                  ATLANTIC RICHFIELD CAPITAL ACCUMULATION PLAN

                                  ----------

                          Notes to Financial Statements

1.  DESCRIPTION OF PLAN
    -------------------

     The Atlantic Richfield Capital Accumulation Plan (the "Plan") is a defined contribution plan for current and former employees of Atlantic Richfield Company and participating subsidiaries (the "Company" or "ARCO"). The Plan was amended and restated effective April 18, 2000.

     The following brief description of the Plan is provided for general information only. Unless otherwise indicated, all descriptions in these notes relate to the Plan as it existed in 2000. Participants should refer to the Plan document for more complete information. The Company reserves the right to make any changes or to terminate the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     The purpose of the Plan is to encourage eligible employees to regularly save part of their earnings and to assist them in accumulating additional security for their retirement. The Plan provides that both participant contributions and Company matching contributions will be held in a trust by an independent trustee for the benefit of participating employees. The trustee was Fidelity Management Trust Company. Effective as of the close of business on July 20, 2000, net assets of the Plan were transferred into the BP Amoco Master Trust for Employee Savings Plans (the "Master Trust"). The trustee of the Master Trust is State Street Bank and Trust. The name of the Master Trust was changed to BP Master Trust for Employee Savings Plans effective January 1, 2001.

     Fidelity Investments Institutional Services Company, Inc. is the Plan's recordkeeper. The Company was the Plan sponsor and an officer of the Company served as Plan administrator. Effective April 18, 2000, BP Corporation North America Inc. ("BP") became the Plan sponsor and the Senior Vice President of Human Resources became the Plan administrator.

     Prior to April 18, 2000, the portion of a participant's account derived from the participant's own contributions and earnings thereon could be invested in any combination of investment options offered by the Plan. When investing in ARCO common stock, the participant was able to designate that the common stock be held either in the employee stock ownership plan ("ESOP") fund (that part of the Plan qualified as an ESOP under Section 4975(e)(7) of the Internal Revenue
Code) or in the non-ESOP fund. The dividends on common stock held in the ESOP fund were paid to the participant, while the dividends on common stock held in the non-ESOP fund were reinvested in ARCO common stock and held in the participant's account.

                  ATLANTIC RICHFIELD CAPITAL ACCUMULATION PLAN

                                   ----------

                    Notes to Financial Statements (continued)

     The portion of a participant's account derived from contributions by the Company was invested in ARCO common stock held in the ESOP fund and the dividends on the common stock were paid to the participant.

     On April 18, 2000, the merger of a subsidiary of BP Amoco p.l.c. and ARCO was completed. Pursuant to the merger agreement, each share of outstanding common stock of ARCO was converted into the right to receive 1.64 BP Amoco p.l.c. American Depositary Shares ("BP Amoco ADSs"). In addition, the following changes to the Plan occurred as of the date of merger:

     1) The ARCO stock dividend-paid-out option was eliminated. All dividends derived from BP Amoco ADSs in the Plan were reinvested in the Plan and used to purchase additional BP Amoco ADSs.

     2) Employees are able to exchange any/all BP Amoco ADSs held in the Plan. There are no restrictions on a participant's ability to exchange BP Amoco ADSs in the Plan.

     3) BP Amoco ADSs in the Plan associated with the pre-1987 ESOP became available for withdrawals and loans under normal Plan rules for withdrawals and loans.

     In June 2000, modifications were made to the Plan's core investment options to match the BP Employee Savings Plan. Effective with the transfer of the Plan's assets into the Master Trust, the core funds were transferred to similar investment options available in the Master Trust. Individual shares of BP Amoco ADSs were merged into the commingled BP Amoco Stock Fund. Participants no longer hold individual shares, rather they own units of the BP Amoco Stock Fund.

     Under the Plan, participants may contribute up to 27% of their base pay up to Internal Revenue Service ("IRS") limits. The Company makes matching contributions to the participant's account at 160% of the participant's contribution, up to a maximum Company contribution of 8% of the participant's base salary. Participants may also roll over amounts representing distributions from other qualified plans. Company contributions made prior to April 18, 2000 were made in the form of ARCO common stock or cash to be used to purchase ARCO common stock. Contributions made between April 18 and July 20, 2000 were made in the form of BP Amoco ADSs. After July 20, 2000, Company contributions in the form of cash are initially invested in the BP Amoco Stock Fund. Participants may elect to sell any portion of their investment fund(s) and reinvest the proceeds in one or more of the other available investment alternatives.

                  ATLANTIC RICHFIELD CAPITAL ACCUMULATION PLAN

                                   ----------

                    Notes to Financial Statements (continued)

     All contributions and earnings are fully and immediately vested and nonforfeitable. The benefit to which a participant is entitled is the benefit which can be provided by the participant's account balance.

     All reasonable and necessary Plan administrative expenses are paid out of the Master Trust or paid by the Company. Generally, fees and expenses related to investment management of each investment option are paid out of the respective funds. As a result, the returns on those investments are net of the fees and expenses of the managers of those investment options and certain other brokerage commissions and other fees and expenses incurred in connection with those investments.

     In 2000, the Company sold its Alaskan operations to Phillips Petroleum Company ("Phillips"). Employees had the option to transfer their account balance to a Phillips' qualified plan or keep their account balance in the Plan. During 2000, assets totaling $11.6 million were transferred to a Phillips sponsored savings plan.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    ------------------------------------------

Method of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting.

Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires estimates and assumptions that affect certain reported amounts. Actual results may differ in some cases from the estimates.

Investment Valuation. All investments of the Master Trust, except as noted below, are stated at fair value generally as determined by quoted closing market prices, if available. Investments in guaranteed investment contracts and synthetic guaranteed investment contracts are valued at contract value because they are fully benefit responsive. The Master Trust's interest in the guaranteed investment contracts and synthetic guaranteed investment contracts with managed portfolio companies and insurance companies represents the maximum potential credit loss from concentrations of credit risk associated with its investment in these contracts. Money market investments and loans to participants are valued at cost which approximates fair value. Other investments for which no quoted closing market prices are available are valued at fair value as determined by the Trustee based on the advice of its investment consultants.

                  ATLANTIC RICHFIELD CAPITAL ACCUMULATION PLAN

                                   ----------

                    Notes to Financial Statements (continued)

     Prior to July 21, 2000, investments in common stock were valued at fair value based on quoted closing market prices in an active market as of the last business day of the Plan's fiscal year. Investments in registered investment companies were valued at net asset value as of the last business day of the Plan's fiscal year. Net asset value is the fair value of all securities plus accruals for dividend income, interest income, and investment management expenses. Certain other investments were held in short-term investment funds managed by the Plan trustee. Money market investments and loans to participants were valued at cost which approximates fair value.

New Accounting Standard. The Master Trust is required to adopt the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") on January 1, 2001. SFAS 133 requires the recognition of gains and losses associated with derivative instruments as a change in net assets in the period of change. The adoption of SFAS 133 is not expected to have a material impact on the financial statements of the Plan or the Master Trust.

3.  PARTICIPANT LOANS
    -----------------

     Participants are eligible to borrow from their account balances in the Plan. Loans are made in the form of cash and the amount may not exceed the lesser of 50 percent of the market value of the total accounts or $50,000 less the highest loan balance outstanding during the preceding twelve months. The interest rate charged is a fixed rate equal to the average prime rate reported in The Wall Street Journal as of the last business day of the month preceding the date the loan application is received by the Plan's Administrative Committee. A loan may be taken by participants for a period from one to five years, although residential loans may be repaid over a period of up to 15 years, as determined by the participant. Repayment of loan principal and interest is generally made by payroll deductions and credited to the participant's account.

                  ATLANTIC RICHFIELD CAPITAL ACCUMULATION PLAN

                                   ----------

                    Notes to Financial Statements (continued)

4.  INVESTMENTS
    -----------

     The following presents investments that represent 5 percent or more of the Plan's net assets as of December 31, 1999.

                                                               December 31,
                                                                   1999
                                                               -------------
                                                          (thousands of dollars)

       ARCO common stock (6,604,554 shares)                      $ 571,294*
       ARCO common stock (3,650,752 shares)                        315,790
                                                                 ---------
       Total ARCO common stock                                   $ 887,084

       Equity Fund (2,045,048 shares)                            $ 317,044

       Money Market Fund                                         $ 179,326

       *Nonparticipant directed

5.  INCOME TAX STATUS
    -----------------

     The IRS ruled May 14, 1998, that the Plan qualifies under Section 401(a) of the Internal Revenue Code (the "IRC") and therefore the related trust is tax exempt under Section 501(a) of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Company's tax counsel believe the Plan continues to meet the applicable tax qualification requirements of the IRC. The Plan sponsor reserves the right to make any amendments necessary to maintain the continued qualified status of the Plan and Master Trust.

6.   MASTER TRUST
     ------------

     Effective as of the close of business on April 6, 2000, the assets held in the BP America Master Trust and the net assets of the BP Amoco Employee Savings Plan were transferred into the Master Trust.

     The net assets of the Atlantic Richfield Capital Accumulation Plan, Vastar Resources, Inc. Capital Accumulation Plan and CH-Twenty Capital Accumulation Plan were transferred into the Master Trust effective as of the close of business on July 20, 2000.

     The beneficial interest of the plans in the Master Trust is adjusted daily to reflect the effect of income collected and accrued, realized and unrealized gains and losses, contributions and withdrawals, and all other transactions. The Master Trust constitutes a single investment account as defined in the master trust reporting and disclosure rules and regulations of the Department of Labor.

                  ATLANTIC RICHFIELD CAPITAL ACCUMULATION PLAN

                                   ----------

                    Notes to Financial Statements (continued)


6.   MASTER TRUST (continued)
     -----------------------

     As of December 31, 2000, the Plan's percentage interest in the Master Trust was 18.15%. The net assets of the Master Trust as of December 31, 2000 and changes in net assets of the Master Trust for the period from April 7 to December 31, 2000 are as follows:



                             STATEMENT OF NET ASSETS

                             (thousands of dollars)

                                                               December 31, 2000
                                                               -----------------
     Investments
         BP Amoco p.l.c. American Depositary
               Shares ("BP Amoco ADSs")                          $    3,641,986
         Registered investment companies                              1,537,818
         Common collective trust funds                                1,440,725
         Money market investments                                       975,241
         Synthetic guaranteed investment contracts                      636,041
         Guaranteed investment contracts                                108,875
         Government-backed obligations                                    5,037
         Loans to participants                                          134,779
         Other                                                            2,941
                                                                 --------------

            Total investments                                         8,483,443

     Dividends and interest receivable                                    5,424
     Contributions receivable                                               190
                                                                 --------------

            Total assets                                              8,489,057

     Operating payables                                                  (1,137)
                                                                 --------------

            Net assets                                           $    8,487,920
                                                                 ==============

                  ATLANTIC RICHFIELD CAPITAL ACCUMULATION PLAN

                                   ----------

                    Notes to Financial Statements (continued)


6.   MASTER TRUST (continued)
     -----------------------

                       STATEMENT OF CHANGES IN NET ASSETS
                FOR THE PERIOD FROM APRIL 7 TO DECEMBER 31, 2000
                             (thousands of dollars)

Additions of assets attributed to:
   Participant contributions                                        $   112,097
   Rollover contributions                                                90,042
   Employer contributions                                                79,989
   Net realized and unrealized appreciation (depreciation)
      in fair value of investments:
         BP Amoco ADSs                                                 (201,566)
         Vastar common stock                                                365
         Registered investment companies                               (337,024)
         Common collective trust funds                                 (127,494)
   Transfer of assets from BP sponsored Plans                         9,381,997
   Transfer of assets from Maxus Energy Corp. sponsored
      savings plan                                                        5,493
   Interest and dividends                                               174,036
                                                                    -----------

          Total additions                                             9,177,935
                                                                    -----------

Deductions of assets attributed to:
   Distributions to participants                                       (676,015)
   Transfer of assets of ProCare Automotive Service
      Centers employees to Sullivan Acquisition, LLC
      sponsored savings plan                                               (749)
   Transfer of assets to the Thrift Plan of Phillips
      Petroleum Company                                                 (11,625)
   Transfer of assets to MCI WorldCom sponsored
      savings plan                                                         (349)
   Administrative expenses                                               (1,277)
                                                                    -----------

          Total deductions                                             (690,015)
                                                                    -----------

Net increase in assets during the period                              8,487,920

Net assets

   Beginning of period                                                        -
                                                                    -----------

   End of period                                                    $ 8,487,920
                                                                    ===========

                  ATLANTIC RICHFIELD CAPITAL ACCUMULATION PLAN








                                    Exhibits









Exhibit No.                             Description
----------                              -----------


    23                                  Consent of Independent Auditors